Filed Pursuant to Rule 253(g)(2)

Commission File No. 024-11877

REALTYMOGUL INCOME REIT, LLC

SUPPLEMENT NO. 20 DATED SEPTEMBER 12, 2025

TO THE OFFERING CIRCULAR DATED AUGUST 29, 2024

This document (this “supplement”) supplements, and should be read in conjunction with, the offering circular of RealtyMogul Income REIT, LLC (“we,” “our,” “us” or the “Company”), dated August 29, 2024 (as supplemented, the “Offering Circular”). Except as described herein, the Offering Circular remains unchanged and continues in full force and effect. The information in this supplement updates and supersedes any inconsistent information contained in the Offering Circular.

Explanatory Note

The purpose of this supplement is to update our plan of operation.

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation—Acquisitions”:

Columbus Office Portfolio – Columbus, Ohio

As previously disclosed, on November 5, 2019, we acquired a $7,000,000 joint-venture limited partnership equity investment (the “Equity Investment”) for the acquisition and renovation of an office portfolio consisting of a pair of non-contiguous office buildings located in Columbus, Ohio. We acquired the Equity Investment from Columbus Office Portfolio, LLC (“Columbus Office”), a special purpose entity of which the Company is the sole member. In connection with the Equity Investment, Columbus Office obtained a $33,635,340 loan from an unaffiliated lender (the “Loan”).

Also as previously disclosed, on December 1, 2024, Columbus Office entered into maturity default under the terms of the Loan and, on April 30, 2025, entered into a loan modification and extension to the Loan to, among other things, extend the maturity date to August 15, 2025.

On August 16, 2025, Columbus Office entered into maturity default under the terms of the Loan. The entity’s manager is currently working with the lender on a resolution to cure the default. There can be no guarantee the lender will consent to any proposed resolution on acceptable terms or at all.

Potential Investments

FedEx Ground KY – Louisville, Kentucky

There is a reasonable probability we will acquire an approximately $3,700,000 joint-venture limited partnership equity investment in an entity (“FedEx Ground KY”) that owns an industrial property leased to FedEx Ground Package System, Inc. (“FedEx Ground”), a subsidiary of FedEx Corporation (NYSE: FDX, S&P issuer rating: BBB). The industrial property, built in 2015, consists of 303,369 square feet located in Louisville, Kentucky. If the acquisition is completed, the business plan will be to operate the property to generate consistent cash flow through lease payments by FedEx Ground.

We expect an affiliate of our Manager will receive a 2% acquisition fee in connection with the FedEx Ground KY acquisition. In addition, we anticipate that RealtyMogul Apartment Growth REIT, Inc., another REIT with similar objectives and managed by our Manager, will acquire a joint-venture limited partnership equity investment in FedEx Ground KY.

Completion of the FedEx Ground KY equity investment remains subject to customary conditions, including due diligence, negotiation of definitive documents, and market conditions. There can be no assurance we will complete the investment.

FedEx Ground TN – Chattanooga, Tennessee

There is a reasonable probability we will acquire an approximately $2,300,000 joint-venture limited partnership equity investment in an entity (“FedEx Ground TN”) that owns another industrial property leased to FedEx Ground. The industrial property, built in 2017, consists of 236,976 square feet located in Chattanooga, Tennessee. If the acquisition is completed, the business plan will be to operate the property to generate consistent cash flow through lease payments by FedEx Ground.

We expect an affiliate of our Manager will receive a 2% acquisition fee in connection with the FedEx Ground TN acquisition. In addition, we anticipate that RealtyMogul Apartment Growth REIT, Inc. will acquire a joint-venture limited partnership equity investment in FedEx Ground TN.

Completion of the FedEx Ground TN equity investment remains subject to customary conditions, including due diligence, negotiation of definitive documents, and market conditions. There can be no assurance we will complete the investment.